Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Proterra Inc:

We consent to the use of our report dated April 7, 2021, with respect to the balance sheets of Proterra Inc as of December 31, 2020 and 2019, the related statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, included herein, and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus.

Our report dated April 7, 2021 refers to a change in the Company’s method of accounting for leases as of January 1, 2020 due to the adoption of new accounting standard.

/s/ KPMG LLP

Santa Clara, California
April 7, 2021